

May 2, 2011

Leucadia National Corporation
Joseph A. Orlando, Vice President and Chief Financial Officer
315 Park Avenue South
New York, NY 10010

      Re: **Leucadia National Corporation**
               Form 10-K
               Filed February 25, 2011
               File No. 1-5721

Dear Mr. Orlando:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. In future filings, please be careful and consistent is your use of defined terms. We note for example, that in your current filing the terms "Parent" and "Company" are used on pages four, 37 and 40 in a manner that could be confusing.

Other Investments, page 19

Berkadia, page 19

2. We note your disclosures on page 20 which indicates that in certain circumstances Berkadia may have similar obligations to a master servicer and would be required to advance funds in connection with loans under which it is the primary servicer. In future filings please enhance your disclosure to discuss what those circumstances may be. Additionally, to the extent material, please disclose the amount of funds you have

advanced in each period presented. Address the need to provide this information in Note 4. Investments in Associated Companies.

3. We also note your disclosure that Berkadia derives certain economic benefits associated with a portion of the balances maintained in custodial accounts. In future filings please disclose what these benefits are and, to the extent material, quantify them. Address the need to provide this information in Note 4. Investments in Associated Companies.

Fortescue, page 22

4. Your disclosure indicates that if the litigation against Fortescue is ultimately determined adversely to you your future cash flows from the FMG Note and future results of operations would be materially and adversely affected. In future filings please also address the potential impact of the litigation, if any, on the value of the prepaid mining interest. Address the need to provide this information in Note 6. Investments.

Liquidity, page 37

5. Your disclosure on page 38 indicates that future interest payments under the FMG note will be dependent upon the physical volume of iron ore sold and the selling price, which can fluctuate widely. Please expand your disclosure in future filings to discuss the potential impact on your liquidity if you do not receive interest at the same levels you have previously experienced.

Consolidated Statement of Cash Flows, page 40

6. We note your current discussion of your cash flows from operations provides details regarding the changes from period to period such as the quantification of the funds generated by STi Prepaids's telecommunications operations and ResortQuest's property management and services operations. Please expand this discussion to explain why these operations had significant changes in the cash generated from period to period.

Critical Accounting Estimates, page 45

Income Taxes, page 45

7. We note that during 2010 you realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operations results of some business segments. With this recent positive evidence you gave greater weight to your revised projections of future taxable income when determining whether your deferred tax asset required a valuation allowance. Please provide a more detailed description of the factors considered in assessing the realizability of these assets. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that

the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Business Combinations, page 49

8. You disclose on page 50 that in connection with acquiring the controlling interest in Keen in November 2009, you engaged an independent valuation and appraisal firm to assist you with the fair value determination of Keen's property and equipment. In future Exchange Act filings, if you retain this reference to the appraisal firm, please revise your disclosure to name the appraisal firm. We also note that on September 15, 2010 you filed an automatic shelf registration statement on Form S-3 (File No. 333-169379), which forward incorporates your annual report on Form 10-K for fiscal year 2010. Since the appraisal firm was not named in the annual report on Form 10-K for fiscal year 2009 that you incorporated by reference into the registration statement and its consent was not filed with the registration statement at the time when the registration statement became effective, please name the appraiser and file its consent with your next Exchange Act Report that will be incorporated by reference into the registration statement (e.g., a current report on Form 8-K using an appropriate item). For additional guidance on this issue, please see Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, which you can find on our website.

Item 15 – Exhibits and Financial Statement Schedules, page 68

9. We note that you have listed a number of exhibits as a "Form of…" rather than referencing the fully executed agreements. In this regard, we note, for example, Exhibits 10.13, 10.14, 10.15, 10.16, 10.35 and 10.41. Please tell us your basis for filing forms of these agreements rather than the final, fully executed agreements.

10. We note that in the description of the guaranty in Exhibit 10.32 you refer to a credit agreement. Please tell us what consideration you gave to filing the credit agreement as an exhibit to your annual report on Form 10-K.

Consolidated Statements of Changes in Equity, page F-7

11. In future filings please disclose the amount of consolidated comprehensive income for non-controlling interest and Leucadia National Corporation on the face of your financial statements. Please refer to ASC Topic 810-10-50-1A.

12. In future filings, please disclose the accumulated balances for each component (e.g. unrealized gain (loss) on investment, unrealized foreign exchange gain (loss)) of your accumulated other comprehensive income on the face of your balance sheet, in your statement of changes in equity, or in notes to your financial statements. Refer to ASC 220-10-45-14.

Notes to Consolidated Financial Statements

4. Investments in associated Companies, page F-18

Berkadia, page F-20

13. We note your risk factor on page 28 that Berkadia is often required to share in the losses of loans Berkadia originates for Fannie May. Please disclose this information within your discussion of your investment in Berkadia. Please clarify whether Berkadia has disclosed the amount of the reserves for these contingent losses and/or the amount by which the amount of losses might be in excess of amounts reserved.   If so, please address the need to disclose such amounts in your financial statements.

6. Investments, page F-24

14. Your disclosure on page F-26 indicates that the prepaid mining interest is being amortized to expense as the 4% of revenue is earned. Please expand your disclosures to further discuss how you are calculating your amortization expense. In this regard, it is unclear what rate you are using to determine amortization expense and how you determined the rate.

20. Litigation, page F-43

15. We note your disclosure on page 30 that adverse determinations in specific legal matters could have a material adverse impact on the Company's consolidated financial position or results of operations and your disclosure here that you do not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position or liquidity, but any amounts paid could be material to results of operations for the period. Please reconcile these two statements. Additionally, we remind you of the disclosure requirements of ASC Topic 450-20-50.

Definitive Proxy Statement on Schedule 14A filed on April 13, 2011

16. With a view towards future disclosure, please tell us whether, and if so how, your nominating and corporate governance committee considers diversity in identifying nominees for director. Please see Item 407(c)(2)(vi) of Regulation S-K.

Executive Compensation, page 17

Elements of Compensation, page 18
Base Salary, page 18

17. With a view towards future disclosure, please tell us supplementally the factors considered by the board of directors in increasing Mr. Wheeler's salary by $50,000.

Compensation of Senior Executive Officers (executive officers other than Ian M. Cumming and Joseph S. Steinberg), page 21

18. We refer you to your page 19 discussion of the awards of option grants to the senior executive officers. With a view towards future disclosure, supplementally please provide us with an enhanced discussion regarding the fiscal 2010 grants made to the senior executive officers, disclosing in more detail the factors the compensation committee considered in determining the specific levels of this component of your compensation program. For each executive officer, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.   Please also discuss the vesting terms of these option grants.

Summary Compensation Table, page 27

19. We note that you disclose the annual bonuses in the "Bonus" column. On page 23 you disclose that the bonus plan is designed so that "the cash bonuses awarded under the plan will qualify as 'performance-based compensation.'" If a bonus is payable under a plan that provides for compensation intended to serve as incentive for performance to occur over a specified period, disclosure is required to be made pursuant to Item 402(c)(2)(vii) of Regulation S-K. In light of the guidance found in Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, please tell us how you made the determination to disclose the cash bonuses under the "Bonus" column of the summary compensation table.

Potential Payments upon Termination of Employment, page 33

20. Pursuant to Item 402(j)(2) of Regulation S-K, in future filings please disclose whether the severance allowance payments are made in a lump sum or whether they are paid annually.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369, Dieter King at (202) 551-3338 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief